SO 6/15/05

05043182

(A)

VF 6-15-05

SECURITIES AND EXCHANGE COMMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

SEC FILE NUMBER
~~8-80358306~~ 8-46964

SEC MAIL PROCESSING RECEIVED JUN 14 2005 WASHINGTON, D.C. 209 SECTION

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Financial Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 Woodcliff Drive
(No. and Street)

Fairport (City) NY (State) 14450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd G. Everts (585)267-8000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Franz R. Griswold, CPA
(Name – *if individual, state last, first, middle name*)

P.O. Box 561 (Address) Dansville (City) NY (State) 14437 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 16 2005
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

6/15

## OATH OR AFFIRMATION

I, Joseph Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Financial Group, Inc., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

President
Title

[signature]
Notary Public

VICTORIA BACH-FINK
Notary Public, State of New York
Appointed in Monroe County
My Commission Expires May 30, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FRANZ R. GRISWOLD**

CERTIFIED PUBLIC ACCOUNTANT

235 CAPTIVA COURT
MELBOURNE BEACH, FL 32951
(321) 676-7504

28 CLARA BARTON STREET
P.O. BOX 561
DANSVILLE, NEW YORK 14437
(585) 335-8703
FAX (585) 335-7053

140A METRO PARK
ROCHESTER, NEW YORK 14623
(585) 292-6090


May 20, 2005

President
Wall Street Financial Group, Inc.
255 Woodcliff Drive
Fairport , NY 14450

Dear Mr. Everts:

We have audited the accompanying Balance Sheet of Wall Street Financial Group, Inc. as of March 31, 2005, and the related statements of income, stockholders' equity, and cash flow for the year then ended. These financial statements are the responsibility of the management of Wall Street Financial Group, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Financial Group, Inc. as of March 31, 2005, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Respectfully submitted,

Franz R. Griswold
Certified Public Accountant

Exhibit A

# WALL STREET FINANCIAL GROUP, INC.
## Balance Sheet
## March 31, 2005

## ASSETS

| | | |
|---|---|---|
| **Current Assets** | | |
| NFSC – House Account | $ (6,947) | |
| NFSC – MF House Account | (705) | |
| NASD – CRD Account | 894 | |
| Nat'l Finl Sec Dep | 75,000 | |
| Citibank | 36,721 | |
| Pershing – Comm Acct | 4,783 | |
| Pershing – Comm Acct 2 | 7,031 | |
| Pershing – 12B1 Comm Acct | 1,739 | |
| Pershing – 12B1 Acct | 357 | |
| Pershing – Error Acct | 0 | |
| Pershing – Sundry Charges | (1,769) | |
| Pershing – 2nd Sundry Acct | (86) | |
| Pershing – Prin Trade | 10,437 | |
| Pershing – Sec Dep | 50,000 | |
| NFSC – Money Market 002518 | 8,975 | |
| NFSC – Money Market WS107325 | 7,688 | |
| NFSC – Btm Balance | 1 | |
| NFSC – Riskless | 4,173 | |
| NFSC – Money Market – 002801 | 77,124 | |
| Citibank – Deposit Account | 91,781 | |
| Citibank – Ins Money Market | 111,315 | |
| Acct for Exc Ben | 424 | |
| Commissions Receivable – 0-30 days | 590,976 | |
| Commissions Receivable – over 30 days | 47,969 | |
| Other Receivables | 77,136 | |
| NASDAQ Warrants | 3,300 | $ 1,198,317 |
| **Property & Equipment** | | |
| Furniture & Fixtures | 10,503 | |
| Equipment | 61,466 | |
| Less: Accumulated Depreciation | (39,442) | 32,527 |
| | | $ 1,230,844 |

## LIABILITIES

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Commissions Payable | $ 493,766 | |
| Accounts Payable | 331,029 | |
| Accrued Taxes on Income | 8,304 | $ 833,099 |

## STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Common Stock, No Par Value; Authorized 200 Shares; Issued and Outstanding 110 Shares (Note 3) | $ 16,000 | |
| Additional paid in Capital (Note 4) | 193,692 | |
| Retained Earnings (Exhibit B) | 188,053 | $ 397,745 |
| | | $ 1,230,844 |

The accountant's audit report and accompanying notes
are an integral part of these financial statements.

Exhibit B

# WALL STREET FINANCIAL GROUP, INC.
## Statement of Income and Retained Earnings
## For the Year Ended March 31, 2005

| | | |
|---|---|---|
| **Income** | | |
| Commissions | $ 12,437,074 | |
| Licensing Fees | 172,641 | |
| Interest Income | 3,646 | |
| Other Income | 554,676 | $ 13,168,037 |
| | | |
| **Expenses** | | |
| Commissions | $ 10,620,788 | |
| Compliance | 10,891 | |
| Insurance & Bonding | 24,372 | |
| Errors & Omissions | 497,740 | |
| Legal & Accounting | 23,270 | |
| Printing, Brochures & Catalogs | 3,517 | |
| Office Supplies | 27,757 | |
| Office Services | 1,048,551 | |
| Advertising | 20,598 | |
| Bank Charges | 1,804 | |
| Licenses & Taxes | 177,278 | |
| Fees | 900 | |
| Postage & Shipping | 42,739 | |
| Computer Expense | 201,950 | |
| Travel & Entertainment | 186,173 | |
| Recruiting | 69,003 | |
| Education & Training | 2,625 | |
| Rent | 82,871 | |
| Utilities & Telephone | 40,726 | |
| Client Reimbursement | 1,143 | |
| Dues & Subscriptions | 5,300 | |
| Supplies | 6,675 | |
| Repairs & Maintenance | 135 | |
| Depreciation | 10,213 | |
| Other Expense | 9,022 | $ 13,116,041 |
| | | |
| Net Income (Loss) before Income Taxes | | $ 51,996 |

| | | |
|---|---|---|
| **Income Taxes** | | |
| State Income Tax | $ 1,726 | |
| Federal Income Tax | 6,578 | $ 8,304 |
| Net Income (Loss) | | $ 43,692 |
| Retained Earnings - Beginning | | 144,361 |
| Retained Earnings Adj. – Prior Period Taxes | | |
| Retained Earnings - Ending | | $ 188,053 |

The accountant's audit report and accompanying notes
are an integral part of these financial statements.

# WALL STREET FINANCIAL GROUP, INC.
## Statement of Cash Flow
## For the Year Ended March 31, 2005

| | | |
|---|---|---|
| **Cash Flow from Operating Activity:** | | |
| Net Income (Loss) | | $ 43,692 |
| Adjustments to reconcile Net Income to Net Cash Provided by Operating Activities: | | |
| Depreciation | $ 10,213 | |
| Changes in Assets & Liabilities | | |
| Increase in Receivables | $ (320,674) | |
| Increase in Current Liabilities | 35,680 | (274,781) |
| Net Cash Provided by Operating Activity | | $ (231,089) |
| Cash Flow from Investing Activities | | |
| Capital Expenditures | | (976) |
| Cash Flow from Financing Activities | | |
| Additional paid in Capital (Note 4) | | (50,000) |
| Cash Flow from other Activities – Retained Earnings Adj. | | 0 |
| Net Increase (Decrease) in Cash | | $ (282,065) |
| Cash & Cash Equivalents at Beginning of Year | | 761,001 |
| Cash & Cash Equivalents at End of Year | | $ 478,936 |
| Cash Paid during the Year for: Income Taxes | $ 3,914 | |

The accountant's audit report and accompanying notes are an integral part of these financial statements.

Exhibit D

**WALL STREET FINANCIAL GROUP, INC.**
**Statement of Changes In Stockholders' Equity**
**for the Year ended March 31, 2005**

| | | |
|---|---|---|
| **Stockholders' Equity - April 1, 2004** | $ | 404,053 |
| **Net Income (Loss)** | | 43,692 |
| **Additional paid in Capital (Note 4)** | | (50,000) |
| **Retained Earnings Adj. – Prior Period Taxes** | | 0 |
| **Stockholders' Equity - March 31, 2005** | $ | 397,745 |

The accountant's audit report and accompany notes
are an integral part of these financial statements.

**WALL STREET FINANCIAL GROUP, INC.**
**Net Capital Computation**
**for the Period Ended March 31, 2005**

| | | | |
|---|---|---|---|
| **Total Assets** | | | $ 1,230,844 |
| Less: Total Liabilities | | | 833,099 |
| **Net Worth Before Deductions** | | | $ 397,745 |
| **Deductions and/or charges to Net Worth** | | | |
| Total Non-allowable Assets | | $ 158,950 | |
| Deferred Tax Provisions | | 0 | 158,950 |
| **Net Capital Before Haircuts** | | | $ 238,795 |
| **Haircuts:** | NASDAQ Warrants | $ 3,300 | |
| | 2% Citibank – Ins Money Market | 2,226 | |
| | 2% NFSC – Money Market | 1,542 | |
| | 2% NFSC – Money Market | 154 | |
| | 2% NFSC – Money Market | 180 | 7,402 |
| **Net Capital** | | | $ 231,393 |

Note: No material differences existed between the accountant's audited capital computation and the broker-dealer's corresponding unaudited capital computation.

The accountant's audit report and accompanying notes are an integral part of these financial statements.

**WALL STREET FINANCIAL GROUP, INC.**
**Reconciliation of Accountant's Audited Capital Computation**
**to Broker-Dealer's Corresponding Unaudited Capital Computation**
**for the Period ended March 31, 2005**

| | |
|---|---|
| Unaudited Capital Computation | $ 236,696 |
| Re-classification entry to reconcile balance sheet items | 0 |
| Accrued Taxes on Income | (5,304) |
| Rounding | 1 |
| Audited Capital Computation | $ 231,393 |

The accountant's audit report and accompanying notes
are an integral part of these financial statements.

235 Captiva Court
Melbourne Beach, FL 32951
(321) 676-7504

**Franz R. Griswold**
Certified Public Accountant
28 Clara Barton Street
P.O. Box 561
Dansville, New York 14437
(585) 335-8703
Fax (585) 335-7053

140A Metro Park
Rochester, New York 14623
(585) 292-6090

May 20, 2005

Wall Street Financial Group, Inc.
Report of Internal Control & Material Inadequacies

In planning and performing our audit, we considered Wall Street Financial Group, Inc. 's internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control over financial reporting. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control that might be material weaknesses. A material weakness is a condition in which the design of operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

In our opinion, management's assertion that, as of March 31, 2005, Wall Street Financial Group, Inc. maintained an effective internal control structure, including the appropriate segregation of responsibilities and duties, and that no material inadequacies existed is fairly stated in all material respects.

Respectfully submitted,

Franz R. Griswold
Certified Public Accountant

**WALL STREET FINANCIAL GROUP, INC.**
**Notes to Financial Statements**
**March 31, 2005**

1) Wall Street Financial Group, Inc., a company specializing in financial planning, was incorporated in the State of New York on April 8, 1992.

2) **Property & Equipment**
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the useful lives of the assets.

3) **Common Stock**
During the year ended March 31, 1995, 110 shares of no par value stock were issued in the amount of $16,000. 100 shares were issued to Todd G. Everts on June 21, 1994 and 10 shares were issued to James P. Yockel on August 30, 1994. During the fiscal year ended March 31, 1998, Todd Everts purchased 10 shares from James P. Yockel making Mr. Everts 100% stockholder.

4) **Additional Paid in Capital**
During the year ended March 31, 2005, Todd G. Everts, the majority stockholder in Wall Street Financial Group, Inc., withdrew additional paid in capital in the amount of $50,000.

5) **Management Review**
The small number of administrative and clerical employees in this office creates a weak internal control condition. As a result, the audit and review of the records had to be extensive. As problem areas are uncovered, it is the responsibility of management to correct and monitor them.